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49
06050266

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 40433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/05___ AND ENDING ___9/30/06___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monarch Financial Corporation of
                         America

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1270 Avenue of the Americas,   3rd Floor
                                   (No. and Street)
New York   New York   10020

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
     James Deslonde   (212) 332-7000
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     M.I. Grossman & Company, CPA's, LLC

(Name – if individual, state last, first, middle name)

1496 Morris Avenue   Union   New Jersey   07083
(Address)   (City)   (State)   (Zip Code)

PROCESSED

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

CHECK ONE:

DEC 0 7 2006

NOV 2 2 2006

☒ Certified Public Accountant   **THOMSON**
☐ Public Accountant   **FINANCIAL**   BRANCH OF REGISTRATIONS
                                                     AND
☐ Accountant not resident in United States or any of its possession. 05   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>James Deslonde</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Monarch Financial Corporation of America</u> , as of <u>September 30,</u> , 20<u>06</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President - CEO

Title

<u>Notary Public</u>

JOHN T. MELVIN
NOTARY PUBLIC, STATE OF NEW JERSEY
NO. 2047796
QUALIFIED IN UNION COUNTY
COMMISSION EXPIRES MAY 3, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONARCH FINANCIAL CORPORATION OF AMERICA

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2006

WITH

INDEPENDENT AUDITORS' REPORT

MONARCH FINANCIAL CORPORATION OF AMERICA

TABLE OF CONTENTS

M. I. GROSSMAN 6 COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, New York 10020

We have audited the accompanying balance sheet of Monarch Financial Corporation of America as at September 30, 2006, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Financial Corporation of America as at September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 16, 2006

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

04619MO9.06S   1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

MONARCH FINANCIAL CORPORATION OF AMERICA
BALANCE SHEET
AS AT SEPTEMBER 30, 2006

ASSETS

Cash	$ 165,854
Market value of securities owned by firm	3,228,362
Secured demand notes	618,000
Commissions receivable	433,898
Accrued interest receivable	4,566
Security deposit	2,400
Equipment, furniture and fixtures	
less accumulated depreciation of $311,275	9,356
Leasehold improvements	
less accumulated depreciation of $5,443	7,119
Other receivable	31,717
Employees loan receivable	78,278
Prepaid expenses	23,219
Prepaid taxes	1,225
TOTAL ASSETS	$4,603,994

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold, not yet purchased,		
at market value		$ 282,696
Due to clearing organization		2,830,394
Interest payable		14,970
Payroll taxes payable		109,630
Accrued expenses		540,556
Pension payable		57,943
Income taxes payable		6,068
		3,842,257
Commitments		
Liabilities subordinated to claims		
of general creditors		618,000
Stockholder's equity:		
Common stock, no par value, 2000 shares		
authorized, 216 issued and 216 outstanding	50,100	
Paid in capital	1	
Retained earnings	93,636	
Total stockholder's equity		143,737
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$4,603,994

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2006

Revenues:		
Trading		$2,562,188
Commissions		2,967,508
Interest		47,816
Other		1,913,547
Total revenues		$7,491,059
General and Administrative expenses:		
Payroll	$4,361,585	
Payroll taxes	203,541	
Travel, entertainment and lodging	387,689	
Insurance	34,353	
Office supplies	64,891	
Telephone	125,593	
Professional fees	133,352	
Equipment rental	232,419	
Rent	361,569	
Postage	13,524	
Subscriptions	29,523	
Bank charges	9,491	
Registrations	25,782	
Advertising	740	
Miscellaneous	1,390	
Commissions	49,194	
Repairs	3,325	
Clearance Charges	775,751	
Lease expense	60,815	
Depreciation	8,295	
Exchange fees	57,825	
Membership fees	9,793	
Auto expense	45,179	
Donations	20,667	
Interest	55,620	
Health insurance	242,562	
Pension	78,000	
Gifts	11,244	
Miscellaneous taxes	6,218	
Seminars and education	11,038	
Regulatory fees	24,273	
Total general and administrative expenses		7,445,241
Income before income taxes		45,818
Income taxes		
Federal	-0-	
State and city	46,740	
Total income taxes		46,740
Net loss		$(922)

See accompanying notes and independent auditors' report.

Cash flows from operating activities:

Net loss		$ (922)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	8,295	
(Increase) decrease in:		
Market value of securities owned by firm	(2,844,556)	
Commissions receivable	49,867	
Accrued interest receivable	(4,566)	
Prepaid expenses	2,371	
Prepaid taxes	8,196	
Other receivable	6,450	
Other investments	20,100	
Increase (decrease) in:		
Securities sold not yet purchased	31,505	
Payroll taxes payable	(38,558)	
Pension plan payable	(2,470)	
Accrued expenses	(89,038)	
Interest payable	1,065	
Income taxes payable	6,068	
Total adjustments		(2,845,271)
Net cash used by operating activities		(2,846,193)
Cash flows from investing activities:		
Employee loans advanced	(26,480)	
Purchase of equipment	(3,043)	
Net cash used by investing activities		(29,523)
Cash flows from financing activities:		
Money advanced from clearance organization	2,786,079	
Distribution	(2,496)	
Net cash provided by financing activities		2,783,583
Net decrease in cash		(92,133)
Cash, beginning of year		257,987
Cash, end of year		$ 165,854

Supplemental disclosures of cash flow information

Cash Paid for:		
Interest		$ 55,620
Income taxes		$ 32,635

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
SEPTEMBER 30, 2006

	Common Stock	Paid in Capital	Retained Earnings	Stockholders Equity
Balance, beginning of year	$ 50,100	$ 1	$ 97,054	$147,155
Distribution	-0-	-0-	(2,496)	(2,496)
Net loss	-0-	-0-	(922)	(922)
Balance, end of year	$ 50,100	$ 1	$ 93,636	$143,737

See accompanying notes and independent auditors' report.

Balance - beginning of year	$618,000
Increases	-0-
Repayments	-0-
Balance - end of year	$618,000

See accompanying notes and independent auditors' report.

Note 1 -   Summary of Significant Accounting Policies:

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2006, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the estimated useful lives of the related assets. The cost of major renewals or betterments that extend the useful lives of the property and equipment are capitalized as assets. General repairs and maintenance are charged to income when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ form those estimates.

Advertising Costs

The company expenses all advertising costs including direct response advertising costs as they are incurred. Total advertising costs for the year ended September 30, 2006 were $740.

Note 2 -   Pension Plan

The company maintains a Simple IRA for full time employees. For 2006 the company matched 3% of the employees salary limited to an amount not greater than the employees directed salary reduction contribution up to a maximum of $10,000. The employer match recognized during the year ended September 30, 2006 is $78,000.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the uniform net capital rule.

Note 4 - Commitments

The Company entered into a 120-month noncancellable operating office lease, effective March 2, 1998 at a monthly rental of $21,483.

The future minimum rent payments required under such noncancellable operating lease at September 30, 2006 is as follows:

Year Ending September 30,	Amount
2007	257,796
2008	107,415
Total minimum payments required	$365,211

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2006, the Company had net capital of $318,620 which, was $218,620 in excess of its minimum dollar net capital requirement of $100,000.

Note 6 - Litigation

The Company was named in a Class Action Suit in 1996. The Company has reached a settlement pending approval by the bankruptcy court of $112,000.

Schedule 1

Total stockholders' equity		$ 143,737
Liabilities subordinated to claims of general creditors allowable in computation of net capital		618,000
Total capital and allowable subordinated liabilities		761,737
Less: Deductions and/or charges: Non-allowable assets		153,314
Net capital before haircuts on security positions		608,423
Less: Haircuts on securities:		
State and municipal government obligations	$186,496	
Stocks	28,226	
Undue concentrations	75,081	
		289,803
Net capital		318,620
Less: Greater of 6 2/3% of aggregate indebtedness or $100,000		100,000
REMAINDER: Net capital in excess of all requirements		$ 218,620

Aggregate indebtedness	$ 729,167	= 228.85%
Net capital	$ 318,620	

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $6,258. The difference was a result of year end closing adjustments which were not considered material.

See independent auditors' report.

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through First Clearing, LLC on a fully disclosed basis.

See independent auditors' report.

Schedule 3

We have found no material inadequacies in the accounting system, internal
accounting control, and that procedures for safeguarding securities are
adequate.

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2006, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $6,258. The difference was a result of year-end closing adjustments and these are considered normal and ordinary in nature.

See independent auditors' report.

Certified Public Accountants

M. I. GROSSMAN  COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT


SEC MAIL PROCESSING
RECEIVED
NOV 2 2 2006
WASH. D.C.
185 SECTION

Board of Directors
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, New York 10020

We have audited the Focus Report Form X-17a-5 of Monarch Financial Corporation of America as of September 30, 2006 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company, LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 16, 2006

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, NY 10020

In planning and performing our audit of the financial statements of
Monarch Financial Corporation of America for the year ended September 30,
2006, we considered its internal control, including control activities
for safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the financial
statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange
Commission (SEC), we have made a study of the practices and procedures
followed by the Company, including tests of such practices and procedures
that we considered relevant to the objectives stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net
capital under rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions of rule 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions relating
to customer securities, we did not review the practices and procedures
followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures referred to
in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits
and related costs of controls and of the practices and procedures
referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the SEC's above-
mentioned objectives. Two of the objectives of an internal control and
the practices and procedures are to provide management with reasonable,
but not absolute, assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use or
disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit the
preparation of financial statements in conformity with generally accepted
accounting principles. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 16, 2006